December 12, 2018

Office of Beverages, Apparel and Mining
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Attention:	Angela Lumley
Rufus Decker

Re:	Columbia Sportswear Company
Form 10-K for Fiscal Year Ended December 31, 2017
Filed February 22, 2018
Form 8-K
Filed October 25, 2018
File No. 0-23939

Dear Ms. Lumley and Mr. Decker:

Columbia Sportswear Company ("we", "our" or the “Company”) is responding to the comments of the Staff of the Securities and Exchange Commission (the "Commission") in its comment letter dated November 14, 2018. To assist in your review, we have included the Staff's comments below prior to our responses.

Form 10-K for Fiscal Year Ended December 31, 2017
Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 29

Comment 1.
Please disclose the business reasons for changes between periods in each segment's income from operations, as well as unallocated corporate expenses shown in Note 18 of your financial statements. In circumstances where there is more than one business reason for the change, please quantify the incremental impact of each individual business reason discussed on the overall change in the line item. In addition, it appears that the United States segment has had consistently greater segment income margins than the other segments during the periods presented, while EMEA has had consistently lower margins than the other segments. Disclose the reasons why and whether you expect these trends to continue. Refer to Item 303(a)(3) of Regulation S-K and SEC Release No. 33-8350.

Response
In response to the Staff’s comment, in future filings, to ensure we are providing information that is necessary to an understanding of our financial condition, changes in financial condition and results of operations, we will disclose the business reasons for material changes between periods in segment income from operations for each reportable segment, as well as unallocated corporate expenses that are shown in the Segment Information note to our consolidated financial statements. In addition, where necessary to understand our financial condition, changes in financial condition and results of operations, we will disclose the business reasons why or whether we expect current segment trends to continue.

As an example, the Company’s disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2017 Compared to the Year Ended December 31, 2016, as set forth beginning on page 29 of the Form 10-K for the Fiscal Year Ended December 31, 2017, will include the following in future filings:

Income from operations: Income from operations increased $6.5 million, or 2.5%, to $263.0 million in 2017 from $256.5 million in 2016. Income from operations as a percentage of net sales remained relatively consistent at 10.7% in 2017 compared to 10.8% in 2016.

Segment income from operations: Segment income from operations includes net sales, cost of sales, SG&A expense, and other operating expenses for each of our four reportable geographic segments. Income from operations as a percentage of sales in the United States segment is typically higher than the other segments as a result of lower SG&A expense as a percentage of net sales due to scale efficiencies resulting from operations with a larger revenue base, higher proportion of DTC net sales which generally carry higher gross margins than wholesale net sales and incremental licensing income compared to other segments.

We anticipate this trend to continue until other segments achieve higher levels of net sales volume relative to the variable and fixed cost structure necessary to operate the other segments' businesses with greater efficiency. The EMEA segment, in particular, has realized lower operating income margins compared to other segments due to a relatively higher fixed cost structure compared to net sales. As net sales increase in the EMEA segment, we would anticipate an improvement in the operating income margin of that segment.

The following table presents segment income from operations for each reportable segment for the years ended December 31:

(in millions)	2017	2016	Change ($)
United States	$334.2	$331.7	$2.5
LAAP	73.8	62.0	11.8
EMEA	11.9	8.4	3.5
Canada	26.4	19.0	7.4
Total segment income from operations	$446.3	$421.1	$25.2

United States
Segment income from operations in the United States increased $2.5 million to $334.2 million, or 22% of net sales, in 2017 from $331.7 million, or 22% of net sales, in 2016, remaining relatively flat. The increase in income from operations was driven by United States DTC net sales growth which offset declines in wholesale channel net sales which was negatively impacted by the effects of customer bankruptcies, liquidations and restructurings. This channel mix shift modestly expanded gross margin as the DTC channel typically carries a higher gross margin rate, partially offset by higher operating and logistics costs associated with the DTC channel to support retail store and ecommerce infrastructure. The region also realized an increase in net licensing income which positively impacted operating results.

LAAP
Segment income from operations in the LAAP region increased $11.8 million to $73.8 million, or 15.5% of net sales, in 2017 from $62.0 million, or 13.7% of net sales in 2016. The increase in income from operations was primarily the result of net sales growth in the LAAP distributor business which contributes above average operating margins in the region due to lower operating costs. In addition, operational performance improved in Korea, which realized increased gross margins due to less excess inventory as well as SG&A expense leverage as compared to 2016. Overall LAAP operating income improvement was partially offset by the negative impact of foreign currency exchange rates, primarily in China, compared to 2016.

EMEA
Segment income from operations in the EMEA region increased $3.5 million to $11.9 million, or 4.1% of net sales, in 2017 from $8.4 million, or 3.3% of net sales, in 2016. Regional net sales increased across all channels, with the wholesale channel driving the largest contribution to operating income expansion as a result of modest improvements in gross margin combined with slightly lower SG&A expense as a percentage of net sales compared to 2016. Overall regional results were modestly improved by the positive impact of foreign currency exchange rates compared to 2016.

Canada
Segment income from operations in the Canada region increased $7.4 million to $26.4 million, or 14.9% of net sales, in 2017 from $19.0 million, or 11.6% of net sales, in 2016. The increase in income from operations resulted from increased net sales growth in both wholesale and DTC channels, with particular strength in the DTC businesses. The region realized gross margin expansion driven by margin improvements in our wholesale channel resulting a net sales mix shift to the DTC channel compared to 2016. Overall regional results improved modestly due to the positive impact of foreign exchange rates which partially offset other expenses related to a legal settlement.

Unallocated corporate expenses
Unallocated corporate expenses consist of expenses incurred by centrally-managed departments, including global information systems, finance, human resources and legal, as well as executive and incentive compensation expenses, unallocated benefit program expenses, and other miscellaneous costs. These costs are excluded from the segment income from operations. Unallocated corporate expenses increased by $18.5 million to $183.3 million for 2017 compared to $164.6 million in 2016 primarily due to program expenses and discrete costs associated with Project CONNECT and increased personnel costs and incentive compensation to support strategic initiatives and business growth.

Form 8-K Filed October 25, 2018
Item 2.02 - Results of Operations and Financial Condition, page 2

Comment 2.
You present full non-GAAP income statements when reconciling non-GAAP measures to the most directly comparable GAAP measures. Please tell us how you considered the guidance in Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response
We respectfully acknowledge the Staff’s comment and undertake that in future filings we will reconcile our non-GAAP measures to the most directly comparable GAAP measures without presenting a full non-GAAP income statement.

Thank you for your consideration. If you have any questions regarding our responses, please contact our counsel, John Thomas at (503) 727-2144 at Perkins Coie LLP.

Sincerely,

/s/Jim A. Swanson
Jim A. Swanson
Senior Vice President, Chief Financial Officer

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